Subsidiaries of the Company
as of December 31, 2017

Name of the Subsidiary	State or Other Jurisdiction of Incorporation or Organization

FBM Alpha, LLC	Delaware

Foundation Building Materials Holding Company, LLC	Delaware

Foundation Building Materials, LLC	California

FBM Finance, Inc.	Delaware

FBM Logistics, LLC	Indiana

FBM Canada GSD, Inc.	Alberta

FBM Canada SPI, Inc.	Alberta

FBM Whitby, Inc.	Ontario